EXHIBIT A

                      CALIFORNIA INVESTMENT FUND, LLC

January 29, 2001

VIA FACSIMILE AND CERTIFIED MAIL
--------------------------------

The Board of Directors
Dynex Capital, Inc.
4551 Cox Road
Glen Allen, VA  23060

Dear Sirs:

We are in receipt of a letter from Stephen J. Benedetti dated January 26, 2001 purporting to terminate the Agreement and Plan of Merger dated November 7, 2000 (the "Merger Agreement"), as well as an Escrow Deposit Request Mr. Benedetti sent to U.S. Trust Company on the same date.

CIF believes that Dynex has no proper basis for terminating the Merger Agreement. We urge you to promptly rescind your purported termination of the Merger Agreement. Dynex's decision to rely upon technical details in purporting to terminate the Merger Agreement, when as Dynex well knows, CIF has been successfully moving forward toward the consummation of the transactions contemplated by the Merger Agreement in accordance with its terms, raises serious questions as to whether Dynex is fulfilling its obligation to deal with CIF in good faith and whether Dynex is acting in the best interests of its shareholders.

Dynex's wrongful termination of the Merger Agreement is also interfering with CIF's ability to document its agreement with the bondholders, and Dynex must therefore rescind that wrongful termination immediately or be held accountable for the resulting damages to CIF.

We further request that Dynex take no action inconsistent with the consummation of the transactions contemplated by the Merger Agreement, in accordance with the terms of that agreement. CIF reserves all its rights, including the right to sue to protect its and all other Dynex shareholders' interests.

Very truly yours,
California Investment Fund, LLC

/s/ Michael R. Kelly

Michael R. Kelly
Managing Member

cc:  Elizabeth R. Hughes, Esq.


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